

By Electronic Mail

September 4, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ProShares Trust
        Issuer CIK: 0001174610
        Issuer File Number: 333-89822 / 811-21114
        Form Type: 8-A12B
        Filing Date: September 4, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated August 5, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

*   ProShares Russell 2000 High Income ETF (ITWO)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications